                                                                    Exhibit 12.1

                               Markel Corporation
                       Ratio of Earnings to Fixed Charges
                             (Dollars in Thousands)

                                                                                    Year Ended
                                                                                    December 31,
                                                    -------------------------------------------------------------------------
                                                       2001               2000          1999           1998          1997
                                                    -------------------------------------------------------------------------
Earnings:
---------
Earnings (loss) from continuing operations
     before income taxes                              ($182,198)         ($51,806)      $53,440        $75,385       $66,351
Fixed charges                                            52,511            56,030        27,058         22,026        21,496
                                                    -------------------------------------------------------------------------
     Earnings (loss) from continuing
        operations, as adjusted                       ($129,687)          $ 4,224       $80,498        $97,411       $87,847
                                                    =========================================================================

Fixed Charges:
--------------
Interest Expense                                       $ 48,647           $52,348       $25,150        $20,406       $20,124

Portion of rental expense representative
     of interest                                          3,864             3,682         1,908          1,620         1,372
                                                    -------------------------------------------------------------------------
     Fixed Charges                                     $ 52,511           $56,030       $27,058        $22,026       $21,496
                                                    =========================================================================

Ratio of Earnings to Fixed Charges                         -2.5               0.1           3.0            4.4           4.1

Deficiency in the coverage of fixed charges
     by earnings before fixed charges                  $182,198           $51,806             -              -             -


Notes:
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..    The Company's consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.

The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations before fixed charges by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe representative of interest.